

February 10, 2023

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, FL 33134

> **Re: MSP Recovery, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2023**
> **File No. 333-269346**

Dear John H. Ruiz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Yorkville Facility, page 1

1. Please revise your prospectus summary to highlight to share ownership limitations of your equity lines agreement, the Yorkville Purchase Agreement. In particular, we note that you are restricted from issuing more than 19.99% of your shares outstanding without a stockholder vote and YA II, the equity lines investor, is limited to 4.99% beneficial ownership.

2. We note that Yorkville will be able to purchase your common stock and at discount to the market price, 98% of the VWAP of the common stock during the applicable purchase date. Please provide more detail of how this purchase price will be calculated, including the measurement period used for the Volume-Weighted Average Price and any adjustments.

Prospectus Summary
Risk Factor Summary, page 7

3.   Please expand your Risk Factor Summary to include the material Risks Related to the Yorkville Purchase Agreement starting on page 48, particularly for those that relate to the dilutive effect shares issued under the equity lines agreement and the subsequent sale of such shares into public markets may depress the market value of your common stock.

Executive Compensation, page 100

4.   Please revise your Executive Compensation section to update for period through December 31, 2022. This should include all compensation tables and narrative disclosures. See Item 402 of Regulation S-K.

Beneficial Ownership of Securities, page 107

5.   Please disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and Virage Recovery Master LP, and their respective affiliates. You appear to have material relationships with both of these entities given the large beneficial ownership of each of these investors pursuant to underlying agreements.

General

6.   In the prospectus cover page and where appropriate, please clarify that only 325 million of the possible 650 million shares that are issuable under Yorkville Purchase Agreement are being registered. Clarify the additional steps that are necessary to issue and sell these shares publicly, such as a stockholder vote and/or amendment or new registration statement. Please highlight that MSP Recovery's ability to sell shares are limited due to these or other restrictions. These limitations should also be specified in an appropriate risk factor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam Buehler, Esq.